

Net Margin: -96%   Gross Margin: 100%   Return on Assets: -504%   Earnings per Share: -$13.12   Revenue per Employee: $998

Cash to Assets: 60%   Revenue to Receivables: ~   Debt Ratio: 3,704%

📄 Apotheka_Final_Audit.pdf